APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Wanderlinger Brewing Company

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
3000 Beer Sales - Taproom	255,105.93
3010 Beer Sales - Kegs	35,478.90
3500 Merchandise Sales	12,431.99
3700 Miscellaneous Other	29,579.51
3710 Food Sales	4,181.20
3715 Beverage (non alc) Sales	942.07
3800 Services	1,390.00
3902 Sales Discounts	-9,140.76
3950 Uncategorized Income	15.00
42100 Sales - Wholesale Beer	2,099.35
43200 Packaged Beer	8,977.00
43250 Kegged Beer	75,290.00
Total 42100 Sales - Wholesale Beer	**86,366.35**
Total Income	**$416,350.19**
Cost of Goods Sold	
4010 COGS - Equipment Rental	1,920.11
4020 Production Labor	37,991.19
4100 Freight & delivery - COS	739.30
4200 Cost of Merchandise	1,980.90
4600 COGS - Utilities	29,120.69
4710 Food Costs	1,756.72
4900 COGS - Excise Taxes	12,835.15
51109 Cost of Whlsl Beer	
51110 Beer - Kegged	18,984.61
51120 Beer - Packaged	742.50
51130 Beer - Work In Progress Loss	6,626.75
51150 Inventory Adjustment	4,181.10
51160 Taproom Transfer	12,578.41
Total 51109 Cost of Whlsl Beer	**43,113.37**
5150 Cost of Food/bev (non alc)	303.25
Cost of Goods Sold	175.00
Total Cost of Goods Sold	**$129,935.68**
GROSS PROFIT	**$286,414.51**
Expenses	
4021 Guaranteed Payment -	9,100.00
5000 Production/RD Expenses	5,437.80
5100 Supplies (non - Inventory)	17,539.76
6000 Taproom Payroll	38,427.37
6200 Office Expenses	4,743.32
6210 Cleaning Supplies	3,399.45

Wanderlinger Brewing Company

PROFIT AND LOSS
January - December 2019

	TOTAL
6290 Other General and Admin Expenses	12,820.42
6300 Advertising	11,090.00
6305 Promotional/Giveaways	3,113.92
6310 Dues & Subscriptions	3,429.65
6315 Stationery & Printing	365.59
6320 Licenses & Fees	869.99
6325 Contract Services	12,672.42
6328 Music & entertainers	59,582.98
6350 Donations	2,155.00
6400 Utilities	228.22
6410 Computer / Internet	2,909.68
6415 Cable TV	1,093.24
6500 Travel	7,321.13
6603 Bank Charges	695.41
6604 Credit Card Fees	9,684.30
6700 Legal & Professional Fees	3,000.00
7000 Rent or Lease	68,007.38
7020 Insurance	270.00
7022 Insurance - Liability	9,813.39
Total 7020 Insurance	**10,083.39**
7030 Freight & Delivery	54.53
7500 Repair & Maintenance	8,945.49
8000 Sales Payroll	6,993.84
8001 Guaranteed Payments = Chris Dial	13,600.00
8100 Commissions & fees	4,650.85
8220 Promotional	75.00
8245 Travel Meals	470.14
8250 Meals and Entertainment	633.59
9200 Interest Expense	20,014.74
9300 Taxes & Licenses	300.00
9310 Beer Tax Expense	-497.18
9320 F&E Tax Expense	500.00
Total 9300 Taxes & Licenses	**302.82**
Payroll Expenses	
Taxes	0.00
Wages	0.00
Total Payroll Expenses	**0.00**
Reimbursements	1,215.78
Total Expenses	**$344,727.20**
NET OPERATING INCOME	**$ -58,312.69**

Wanderlinger Brewing Company

PROFIT AND LOSS

January - December 2019

	TOTAL
Other Expenses	
9900 Miscellaneous	1,226.13
Total Other Expenses	**$1,226.13**
NET OTHER INCOME	**$ -1,226.13**
NET INCOME	**$ -59,538.82**

Wanderlinger Brewing Company

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
3000 Beer Sales - Taproom	43,883.59
3010 Beer Sales - Kegs	13,355.00
3020 Beer Sales - Growlers	101.40
3500 Merchandise Sales	4,267.37
3600 Shipping Income	14.77
3700 Miscellaneous Other	291.67
3800 Services	34,000.00
3900 Refunds-Allowances	376.49
3902 Sales Discounts	-1,232.29
42100 Sales - Wholesale Beer	0.00
Total Income	**$95,058.00**
Cost of Goods Sold	
4000 COGS - Beer Kegged	13,594.95
4020 Production Labor	14,650.74
4200 Cost of Merchandise	3,170.20
4400 COGS - Rent	-1,664.94
4600 COGS - Utilities	2,458.59
Total Cost of Goods Sold	**$32,209.54**
GROSS PROFIT	**$62,848.46**
Expenses	
5100 Supplies (non - Inventory)	4,958.11
6000 Taproom Payroll	3,932.99
6200 Office Expenses	657.55
6210 Cleaning Supplies	867.07
6290 Other General and Admin Expenses	1,510.33
6300 Advertising	0.00
6305 Promotional/Giveaways	256.05
6310 Dues & Subscriptions	1,869.82
6325 Contract Services	2,524.35
6328 Music & entertainers	1,755.00
6400 Utilities	8,502.14
6410 Computer / Internet	922.92
6500 Travel	2,151.49
6603 Bank Charges	21.49
6604 Credit Card Fees	1,476.82
6700 Legal & Professional Fees	974.50
7020 Insurance	940.10
7022 Insurance - Liability	324.77
Total 7020 Insurance	**1,264.87**
7030 Freight & Delivery	1,721.81
7500 Repair & Maintenance	4,006.00

Wanderlinger Brewing Company

PROFIT AND LOSS

January - December 2018

	TOTAL
7550 Tools	27.30
8000 Sales Payroll	18,718.34
8220 Promotional	949.00
8245 Travel Meals	74.40
8250 Meals and Entertainment	588.67
9200 Interest Expense	4,697.51
9300 Taxes & Licenses	345.02
9310 Beer Tax Expense	1,500.30
9320 F&E Tax Expense	0.00
9330 Payroll Tax Expense	894.61
Total 9300 Taxes & Licenses	**2,739.93**
Automobile Expense (deleted)	0.00
Equipment Rental (deleted)	0.00
Fuel (deleted)	0.00
Job Materials (deleted)	0.00
Payroll Expenses	0.00
Taxes	0.00
Wages	0.00
Total Payroll Expenses	**0.00**
Reimbursements	0.00
Shipping and delivery expense (deleted)	0.00
Subcontractors (deleted)	0.00
Supplies (deleted)	0.00
Total Expenses	**$67,168.46**
NET OPERATING INCOME	**$ -4,320.00**
Other Expenses	
9400 Depreciation	172,598.85
9500 Amortization	1,789.47
9900 Miscellaneous	21,402.87
Total Other Expenses	**$195,791.19**
NET OTHER INCOME	**$ -195,791.19**
NET INCOME	**$ -200,111.19**

Wanderlinger Brewing Company

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 Cash on hand	1,695.20
1020 Business (7476)	35,263.89
Total Bank Accounts	**$36,959.09**
Accounts Receivable	
11200 Accounts Receivable	5,884.50
Total Accounts Receivable	**$5,884.50**
Other Current Assets	
11000 Brewery Inventory	
11600 Work In Process	-372.75
11605 Packaging	-1.12
11610 Ingredients/Raw Materials	26,322.94
11615 Finished Goods - Kegs	-13,304.25
11620 Finished Goods - Packaged	1,102.61
11630 Merchandise	2,364.25
Total 11000 Brewery Inventory	**16,111.68**
1200 Inventory - Beer	300.00
1210 Inventory - Raw Materials	0.00
1260 Keg Inventory	15,783.45
1300 Inventory - Merchandise	9,791.28
1320 Inventory - Packaging	0.00
1400 Prepaid Expenses	0.00
1803 Pre-opening Costs	81,385.93
1805 Uncategorized Asset	-29.25
Total Other Current Assets	**$123,343.09**
Total Current Assets	**$166,186.68**
Fixed Assets	
1550 Machinery & Equipment	383,032.93
1560 Furniture & Fixtures	37,249.85
1600 Accumulated Depreciation	-172,598.85
Total Fixed Assets	**$247,683.93**
Other Assets	
1804 Accumulated Amortization	-1,789.47
Total Other Assets	**$ -1,789.47**
TOTAL ASSETS	**$412,081.14**

Wanderlinger Brewing Company

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	20,846.30
Total Accounts Payable	**$20,846.30**
Credit Cards	
2302 US Bank Credit Card	-35.00
Total Credit Cards	**$ -35.00**
Other Current Liabilities	
2110 Payroll Liabilities	5,518.59
2115 Federal Taxes (941/944)	1,898.89
2116 Federal Unemployment (940)	339.21
2145 TN Quarterly Taxes	423.71
Total 2110 Payroll Liabilities	**8,180.40**
2111 Direct Deposit Accrual	0.00
2112 Direct Deposit Payable	0.00
21155 Keg Deps. Wholesale	6,050.00
2117 F&E Tax Payable	-3,615.78
2160 Sales/Use Tax Payable	1,867.34
2301 US Bank Equipment Note	1,195.69
2303 US Bank 2019 Note	22,549.79
Total Other Current Liabilities	**$36,227.44**
Total Current Liabilities	**$57,038.74**
Long-Term Liabilities	
2200 SBA Escrow Account	0.00
2201 Note Payable -	9,194.64
2202 Note Payable -	88,523.22
2203 Note Payable -	102,845.73
2300 SBA Loan - US Bank	244,229.82
Total Long-Term Liabilities	**$444,793.41**
Total Liabilities	**$501,832.15**
Equity	
2801 Partner Equity -	10,000.00
2810 Partner's Equity -	5,000.00
2815 Partner's Equity -	20,000.00
2820 Partner's Equity -	14,000.00
2825 Partner's Equity -	3,000.00
2830 Partner's Equity -	20,000.00
2835 Partner's Equity -	4,000.00

Wanderlinger Brewing Company

BALANCE SHEET

As of December 31, 2019

	TOTAL
2840 Partner's Equity -	15,000.00
2845 Partner's Equity -	6,000.00
2850 Partner's Equity -	10,000.00
2855 Partner's Equity -	12,000.00
2860 Partner's Equity -	6,000.00
2865 Partner's Equity -	12,000.00
2870 Partner's Equity -	5,000.00
2875 Partner's Equity -	9,000.00
2880 Partner's Equity -	10,000.00
2885 Partner's Equity -	3,000.00
2890 Partner's Equity -	3,000.00
2895 Partner's Equity -	3,000.00
2900 Retained Earnings	-200,212.19
2999 Opening Balance Equity	0.00
Net Income	-59,538.82
Total Equity	**$ -89,751.01**
TOTAL LIABILITIES AND EQUITY	**$412,081.14**

Wanderlinger Brewing Company

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 Cash on hand	300.00
1020 Business (7476)	12,297.59
Total Bank Accounts	**$12,597.59**
Accounts Receivable	
11200 Accounts Receivable	1,100.00
Total Accounts Receivable	**$1,100.00**
Other Current Assets	
1210 Inventory - Raw Materials	4,075.65
1260 Keg Inventory	3,246.42
1300 Inventory - Merchandise	2,015.43
1320 Inventory - Packaging	513.00
1400 Prepaid Expenses	2,845.67
1803 Pre-opening Costs	80,526.13
Total Other Current Assets	**$93,222.30**
Total Current Assets	**$106,919.89**
Fixed Assets	
1550 Machinery & Equipment	383,032.93
1560 Furniture & Fixtures	5,914.95
1600 Accumulated Depreciation	-172,598.85
Total Fixed Assets	**$216,349.03**
Other Assets	
1804 Accumulated Amortization	-1,789.47
Total Other Assets	**$ -1,789.47**
TOTAL ASSETS	**$321,479.45**

Wanderlinger Brewing Company

BALANCE SHEET

As of December 31, 2018

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	5,996.26
Total Accounts Payable	**$5,996.26**
Other Current Liabilities	
2110 Payroll Liabilities	1,233.31
2115 Federal Taxes (941/944)	3,352.75
2116 Federal Unemployment (940)	102.38
2145 TN Quarterly Taxes	324.22
Total 2110 Payroll Liabilities	**5,012.66**
2111 Direct Deposit Accrual	0.00
2112 Direct Deposit Payable	0.00
2117 F&E Tax Payable	0.00
2160 Sales/Use Tax Payable	3,288.86
Total Other Current Liabilities	**$8,301.52**
Total Current Liabilities	**$14,297.78**
Long-Term Liabilities	
2200 SBA Escrow Account	0.00
2201 Note Payable -	7,453.18
2202 Note Payable -	63,157.48
2203 Note Payable -	40,000.00
2300 SBA Loan - US Bank	261,783.20
Total Long-Term Liabilities	**$372,393.86**
Total Liabilities	**$386,691.64**
Equity	
2810 Partner's Equity -	1,000.00
2815 Partner's Equity -	20,000.00
2820 Partner's Equity -	7,000.00
2825 Partner's Equity -	3,000.00
2830 Partner's Equity -	20,000.00
2835 Partner's Equity -	4,000.00
2840 Partner's Equity -	15,000.00
2845 Partner's Equity -	6,000.00
2850 Partner's Equity -	10,000.00
2855 Partner's Equity -	5,000.00
2860 Partner's Equity -	6,000.00
2865 Partner's Equity -	5,000.00
2870 Partner's Equity -	5,000.00
2875 Partner's Equity -	9,000.00

Wanderlinger Brewing Company

BALANCE SHEET

As of December 31, 2018

	TOTAL
2880 Partner's Equity -	10,000.00
2885 Partner's Equity -	3,000.00
2890 Partner's Equity -	3,000.00
2895 Partner's Equity -	3,000.00
2900 Retained Earnings	-101.00
2999 Opening Balance Equity	0.00
Net Income	-200,111.19
Total Equity	**$ -65,212.19**
TOTAL LIABILITIES AND EQUITY	**$321,479.45**

Chris Dial
I, _____, certify that:

1. The financial statements of WanderLinger Brewing Company, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of WanderLinger Brewing Company, LLC included in this Form reflects accurately the information reported on the tax return for WanderLinger Brewing Company, LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature

DocuSigned by:

Chris Dial

B6178D4BC28142D...

Name: Chris Dial

Title: Owner/CEO